



Nailed It Incorporated
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: January 23, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Nailed It Incorporated

Founded: December 21, 2018

Address: 1151 Lincoln Ave
San Jose, CA 95125

Industry: Barber Shops

Employees: 12

Website:
https://hammerandnailsgrooming.com/location/willow-glen-ca/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards debt refinancing
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 698 Followers





Business Metrics:

	FY22	FY23	YTD 10/31/2024
Total Assets	$140,169	$99,171	$62,689
Cash & Cash Equivalents	$26,599	$30,584	$23,505
Accounts Receivable	$0	$0	$0
Short-term Debt	$435,934	$369,737	-$11,869
Long-term Debt	$217,900	$325,311	$25,796
Revenue	$732,353	$682,740	$596,164
Cost of Goods Sold	$95,376	$276,182	$301,872
Taxes	$0	$0	$0
Net Income	-$165,255	-$82,211	-$4,954

Recognition:

Nailed It Incorporated (DBA Hammer & Nails Willow Glen) strongly believes that men need a place for self-care where they can enjoy the best services in an environment that appeals to them and can be appreciated and relaxed. They provide upscale men's personal care grooming services tailored to the individual with VIP and classic membership clubs for recurring services–all designed to pamper a guest with affordable luxury.

About:

Nailed It Incorporated (DBA Hammer & Nails Willow Glen) provides unrivaled men's barber and nail services in a high-end man cave environment to provide men with a premium grooming experience.

For more information, contact our Customer Support Team at support@thesmbx.com

